UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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05037636

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47280

SEC MAIL PROCESSING RECEIVED APR 20 2005 WASH. DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TALENTED TENTH INVESTMENTS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 RIVERSIDE DRIVE SUITE 10A
(No. And Street)

NEW YORK (City) NY (State) 10031 (Zip Code)

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLTON BANKS (212) 281-1833
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, CARLTON BANKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TALENTED TENTH INVESTMENTS INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

April 12, 2005

Velma Smalls
Notary Public

Carlton Banks
Signature

President
Title

VELMA SMALLS
Notary Public, State of New York
No. 01SM5017777
Qualified in New York County
Commission Expires Sept. 13, 20 05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

TALENTED TENTH INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2005
WASH., D.C.
SECTIO

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Talented Tenth Investments Inc.:

We have audited the accompanying statement of financial condition of Talented Tenth Investments Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Talented Tenth Investments Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 6 to the financial statement, the company has not generated operating revenues for several years resulting in an accumulated deficit of approximately $76,000. This circumstance creates an uncertainty as to the Company's ability to continue as a going concern.

Fulvio & Associates LLP

New York, New York
April 8, 2005

TALENTED TENTH INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 19,287
Investments	3,300
TOTAL ASSETS	$ 22,587

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 6,172
Total Liabilities	6,172
Stockholder's Equity:	
Common stock, 100 shares authorized, no par value 10 shares issued and outstanding	1,000
Additional paid-in capital	91,262
Accumulated deficit	(75,847)
Total Stockholder's Equity	16,415
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 22,587

The accompanying notes are an integral part of this financial statement.

TALENTED TENTH INVESTMENTS INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2004

NOTE 1. ORGANIZATION AND OPERATIONS

Talented Tenth Investments Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. ("NASD"). The Company's business activities are primarily related to the sale of tax sheltered investments and limited partnership interests in the Real Estate industry.

The preparation of the financial statements are in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results may differ from those estimates.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. The Company has established a provision for such taxes.

NOTE 3. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting new capital ration would exceed 10 to 1). At December 31, 2004 the Company had net capital as defined, of $13,115, which was $8,115 in excess of its required net capital of $5,000.

NOTE 4. RELATED PARTY TRANSACTIONS

The company utilizes office space and receives administrative services from the sole stockholder. There is no written agreement between the parties and the company is not indebted to the stockholder for the services rendered.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2004, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6. GOING CONCERN

The company has not earned significant revenue from operations in the past several years and is dependent upon loans and capital contributions from the stockholder to meet operating expenses. These factors create uncertainty as to the Company's ability to continue as a going concern. The stockholder has agreed to continue to fund the company and is developing a plan which, if successful will generate operating revenue for the Company. The ability of the Company to succeed as a going concern is dependent on the success of this plan, and on the stockholder's ability and willingness to contribute capital.